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                                August 25, 2020

       Paul Rouse
       Chief Financial Officer
       Thryv Holdings, Inc.
       2200 West Airfield Drive
       P.O. Box 619810
       DFW Airport, Texas 75261

                                                        Re: Thryv Holdings,
Inc.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 4,
2020
                                                            CIK No. 0001556739

       Dear Mr. Rouse:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement Submitted August 4, 2020

       Our second amended and restated bylaws, page 45

   1. We note that your forum selection provision identifies the federal district courts of the
                                                        United States of
America as the exclusive forum for claims arising under the Securities
                                                        Act. Please disclose
that investors cannot waive compliance with the federal securities laws and the rules and
regulations thereunder. In that regard, we note that Section 22 of the Securities Act
creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any
duty or liability created by the Securities Act or the rules and regulations thereunder.
 Paul Rouse
Thryv Holdings, Inc.
August 25, 2020
Page 2
Deb Ryan Separation Agreement, page 130

2. We note your revisions at page 130 to disclose the departure of your former Chief Human
      Resources Officer. Please disclose the amount of the prorated short term incentive bonus disclosed in item (ii).
Plan of Distribution, page 148

3. In your response to prior comment 4 you state that you will not remove the electronic roadshow materials from your website before the end of the Effective Period. It is unclear how you have defined this term. Please clarify when the electronic roadshow materials will be removed from your website.
4. We note that the same sentence appears as the seventh sentence of the third paragraph on the cover page and the second sentence of the fourth paragraph of the Plan of Distribution
      on page 148. Please revise the sentence to state, if true, that    [i]n
the event that more than
      one price exists under (iii), I-Bankers will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder." The final clause of the sentence (beginning "which may require...") appears to be redundant and may create unnecessary confusion about the role of the financial advisor. Please remove this language or tell us why you believe it is necessary.
        You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at
(202) 551-3202
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264
with any other questions.



                                                             Sincerely,
FirstName LastNamePaul Rouse
                                                             Division of
Corporation Finance
Comapany NameThryv Holdings, Inc.
                                                             Office of Trade &
Services
August 25, 2020 Page 2
cc:       Corey Chivers, Esq.
FirstName LastName